October 25, 2024

Via EDGAR

Ms. Kate Beukenkamp / Mr. Donald Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Uni-Fuels Holdings Ltd (the “Company”) Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 3, 2024 CIK No. 0002021688

Dear Ms. Beukenkamp / Mr. Field

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 18, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1. Contemporaneously, we are publicly filing the Registration Statement via Edgar (the “Registration Statement”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted October 3, 2024

Prospectus Summary

Our Corporate Structure and History, page 5

1.	We note the revisions to your corporate structure diagrams to include the minority shareholders. Please revise the diagram and elsewhere throughout your registration statement as appropriate to reflect the names of the five minority shareholders and disclose whether they are related parties, as applicable. If helpful, consider the use of footnotes.

Response: The Company has revised the disclosures on pages 5, 6, 55 and 56 of the Registration Statement to revise footnote to the corporate structure diagrams to include the names of the five minority shareholders and disclose that none of these minority shareholders if a related party.

Capitalization, page 37

2.	Please tell us your consideration of including debt in your calculation of total capitalization. Refer to Item 3.B. of Form 20-F.

Response: In consideration of the Staff’s comment and pursuant to the requirements set out under Item 3.B. of Form 20-F, the Company has revised the disclosure on page 37 of the Registration Statement to include debt in the calculation of total capitalization.

Principal Shareholders, page 86

3.	Please note that beneficial ownership information is to be provided for each beneficial owner of 5% or more of each class of the company’s voting securities. In this regard, we note that you have five minority shareholders who appear to collectively own (in equal amounts) all of your outstanding Class A Ordinary Shares. Please revise to include the required information for these major shareholders. Refer to Item 7.A.1 of Form 20-F.

Response: The Company has revised the disclosures on page 86 of the Registration Statement to include information of the five shareholders of Class A Ordinary Shares.

Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

Notes to Consolidated Financial Statements

9. Shareholders’ Equity

Ordinary shares, page F-17

4.	We note from your disclosure on September 3, 2024, 29,999,999 shares of Class B shares with a par value of $0.0001 were issued. Please tell us your basis for accounting for the issuance of these shares on a retrospective basis. In addition, please tell us your consideration of ASC 505-20.

Response: The Company has revised the disclosure on pages F-17 and F-37 of the Registration Statement in accordance with the Staff’s comment. The Company respectfully advises the Staff that the allotment of 29,999,999 Class B ordinary shares was part of its recapitalization prior to the completion of its initial public offering (the “IPO”). This allotment was solely intended to increase the number of shares and represented an adjustment to the Company’s share structure, aimed at realigning its capital structure to facilitate the subsequent issuance of new shares for the IPO. The shares were issued at par value, with no consideration paid. Therefore, the Company considers the allotment of 29,999,999 Class B ordinary shares to be a share split.

Under ASC 260-10-55-12, when there is an increase in the number of ordinary shares as a result of a stock split, the calculations of basic and diluted earnings per share (EPS) should be adjusted retroactively for all periods presented. If such a change occurs after the close of the period but before the financial statements are issued or made available, the per-share computations for those and any prior-period financial statements presented must be based on the new number of shares.

Additionally, in accordance with ASC 505-20, the guidance for stock splits allows for retrospective adjustments to the number of shares outstanding to present a consistent historical record. Thus, the allotment should be reflected as if it had occurred at the beginning of the earliest period presented, ensuring the comparability and consistency of the financial statements. Further in accordance with SAB Topic 4C, such change to capital structure shall also be given retroactive effect in the balance sheet.

Therefore, the Company believes it is appropriate to reflect the transaction on a retroactive basis. All share and per-share amounts have been retroactively restated in compliance with the relevant guidance under ASC 260-10-55-12, ASC 505-20 and SAB Topic 4C.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com